Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Trading of Own Shares by Treasury March 2021 We would like to inform the capital market agents that in March 2021: 1. Itaú Unibanco did not purchase its own shares for treasury stock; 2. Itaú Unibanco sold 16,568,258 preferred shares, mainly under its Long-term Incentive programs. Historical information regarding purchase of own shares for treasury stock is available on the company’s Investor Relations website (www.itau.com.br/investor-relations). São Paulo-SP, April 13, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence